

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 20, 2025

Carmine Stengone
Chief Executive Officer
Continuum Therapeutics, Inc.
3565 General Atomics Court, Suite 200
San Diego, CA 92121

Re: Contineum Therapeutics, Inc.
Registration Statement on Form S-3
Filed May 14, 2025
File No. 333-287275

Dear Carmine Stengone:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jessica Dickerson at 202-551-8013 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Jeffrey C. Thacker, Esq.